Exhibit B

July 2, 2014

Activist shareholder rejects Cliffs proxy settlement offer

By: Henry Lazenby

TORONTO (miningweekly.com) – Activist shareholder Casablanca Capital on Wednesday rejected a second proposal by US iron-ore and coal producer Cliffs Natural Resources to resolve the ongoing proxy contest, saying Cliffs had not contacted it directly with the proposal.

“The press release issued by Cliffs before engaging with Casablanca’s principals is … in our view not a genuine attempt to reach a settlement that will create the fundamental change shareholders clearly want and deserve.

“We have no intention of negotiating through press releases but remain willing, as we have detailed in our public filings, to enter into a reasonable settlement that provides for real change,” Casablanca said.

Casablanca in a statement said, “the current board must be held accountable for wasting $9-billion on a disastrous diversification strategy and overseeing the destruction of 85% of shareholder value. Shareholders deserve better”.

Casablanca, which owns 5.2% of Cliffs, in January launched the proxy contest, advocating for the company to install its own CEO and directors, and suggested the spin-out of certain of Cliffs’ international operations.

The New York-based fund manager highlighted what it termed “Cliffs’ failed expansion strategy” and the resultant loss of more than 80% of the company’s market value, which it alleged was being overseen by a majority of the current 11-member board.

Casablanca also outlined its proposal for a new strategy focused on Cliffs’ core US assets, which it believed would restore value for shareholders, and reiterated its support for 30-year metals and mining veteran Lourenco Goncalves as its chosen leader to assume the position of Cliffs CEO.

The activist is advocating Cliffs spin off its Bloom Lake iron-ore project, in Quebec, together with its Asia Pacific assets, to create ‘Cliffs International’.

In a May proxy filing, Casablanca revealed details of nearly two months of negotiations between the two parties that would also have given it three seats on a reduced nine-person board; however, Casablanca’s insistence on Goncalves as executive chairperson, with Cliffs' CEO reporting directly to him, proved to be the deal breaker.

Casablanca on Tuesday nominated James Sawyer to be elected to the Cliffs board, replacing Patrice Merrin, who withdrew from Casablanca’s six-member slate following her appointment as the first female director of global commodities trader Glencore.

July 2, 2014

Cliffs Offers Casablanca Three Seats on Smaller Board

Coal and Iron Ore Producer Cliffs Natural Resources Trying to Avoid Proxy Fight

By: Tess Stynes

Later Wednesday, Casablanca, which has a 5.2% stake in Cliffs, contended that the mining company's latest proposal in its view wasn't a "a genuine attempt to reach a settlement."

"We have no intention of negotiating through press releases but remain willing, as we have detailed in our public filings, to enter into a reasonable settlement that provides for real change," Casablanca also said.

The activist hedge fund of Donald Drapkin has been urging Cleveland-based Cliffs to split its U.S. and international operations. Earlier this year, Casablanca rejected a previous settlement offer from the mining company and instead nominated six directors to the company's 11-person board.

Casablanca went public in January with its stake in Cliffs, urging the company to split in two. The company resisted the proposal and instead cut costs and brought in a new chief executive.

In May Casablanca spelled out in detail in a proxy filing the distance the two sides previously went to reach a settlement that also would have given the hedge fund three seats on a reduced nine-person board.

Casablanca's desire for its nominee, Lourenco Goncalves, to be executive chairman with Cliffs's chief executive reporting directly to him proved to be the hang-up in the end, according to both. But each gave a slightly different take on the nearly two months of talks.

June 26, 2014

Casablanca outlines plan for Cliffs

By: Nat Rudarakanchana

NEW YORK — Battle lines for control of Cliffs Natural Resources Inc. have deepened, with activist investor Casablanca Capital LP outlining its most detailed reorganization plan to date for the largest U.S. iron ore mining company.

The New York-based hedge fund released a 120-page investor presentation June 26, complete with a series of satirical cartoons attacking Cliffs’ executives.

The presentation specified what Casablanca’s candidate for chief executive officer, Lourenco Goncalves, would do in his first 90 days at the helm: order several major internal reviews, suspend capital expenditures on the controversial Bloom Lake Mine project in Quebec and explore sales of Cliffs’ assets—especially those outside the U.S. or unrelated to iron ore—as well as focus on the domestic opportunities afforded by direct-reduced iron.

The hedge fund has sought to appoint six of its own candidates to Cliffs’ 11-member board, although one Casablanca nominee withdrew June 26 in the wake of an unrelated board appointment.

Cliffs’ management was criticized for approving excessive executive compensation in the past few years even as its board allegedly destroyed $9 billion in capital, according to Casablanca’s analysis.

"This board continues to resist the fundamental change that is needed to get Cliffs back on track," Casablanca chairman Donald G. Drapkin said in a statement. "The incompetence, inaction, misaligned compensation and self-interest must come to an end."

Various chief executive officers of Cliffs have been paid $34 million collectively over the past five years even as share prices slid to around $14.54 recently from a five-year high of $101.43 per share in July 2011, according to the Casablanca presentation. Management compensation rose to a collective $26.8 million in 2013 from $10.2 million in 2009 despite a series of ill-advised acquisitions and expansion projects, Casablanca said.

At issue is Cliffs’ diversification and expansion strategy over the past few years. As iron ore prices boomed in 2011, the miner sought assets in chromite, coal and international mining arenas, a strategy that Casablanca described as overly ambitious and badly implemented.

Casablanca wants Cliffs to refocus on its U.S. iron ore business, which it describes as the most core and profitable part of the $2.3-billion market cap company. Casablanca has changed some of its proposals for Cliffs over the course of its months-long campaign, backing down from a proposed doubling of the company’s dividend, for instance.

The fund, founded in 2010, has amassed a 5.2-percent stake in Cliffs, paying nearly $200.8 million from November 2013 to January 2014.